December 19, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance

Re:	Opexa Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-185003

Ladies and Gentlemen:

We refer to the letter of Jeffrey Riedler, Assistant Director, dated December 4, 2012 which sets forth a comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the registration statement on Form S-3 (the “Registration Statement”) of Opexa Therapeutics, Inc. (the “Company” or the “Registrant”) filed on November 16, 2012.  Please find our response to the Staff’s comment below.  For your convenience, we have copied the Staff’s comment immediately preceding our response thereto.

General

1.
Please be advised that it is premature to register for resale shares of your common stock underlying shares of Series A convertible preferred stock that are not currently outstanding.  We note that the Series A convertible preferred is issuable only upon the conversion of your outstanding 12% convertible promissory notes that were sold in the July 2012 private placement.  Accordingly, please amend your registration statement to remove from registration the resale of any shares of common stock that are issuable upon conversion of shares of your Series A convertible preferred stock that are not yet outstanding.

Response:

We have removed from registration the resale of any shares of common stock that are issuable upon conversion of shares of Series A convertible preferred stock that are not yet outstanding, as requested.

Securities and Exchange Commission
December 19, 2012

We believe the foregoing provides a complete response to the Staff comment letter and we have concurrently submitted a request for acceleration of the effective date of the pending Registration Statement.  If you have any questions regarding this response, please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

OPEXA THERAPEUTICS, INC.

/s/ Neil K. Warma

Neil K. Warma
President and Chief Executive Officer

cc:  Pillsbury Winthrop Shaw Pittman LLP